UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Hollysys Automation Technologies Ltd

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G45667105

(CUSIP Number)

31st December 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G45667105

1. Names of Reporting Persons:

I.R.S. Identification Nos. of above persons (entities only).

Eastspring Investments (Singapore) Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization:  Singapore

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  5,221,900

6. Shared Voting Power :  0

7. Sole Dispositive Power:  5,221,900

8. Shared Dispositive Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:   5,221,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):    8.67%

12. Type of Reporting Person (See Instructions):  IA

CUSIP No.: G45667105

1. Names of Reporting Persons:

I.R.S. Identification Nos. of above persons (entities only).

Eastspring Investments

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization:  Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:  0

6. Shared Voting Power :  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:   3,232,200

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11. Percent of Class Represented by Amount in Row (9):    5.36%

12. Type of Reporting Person (See Instructions):  IV

Item 1.

(a)	Name of Issuer: Hollysys Automation Technologies Ltd

(b)	Address of Issuer’s Principal Executive Offices: No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area Beijing, 100176, China

Item 2.

(a)	Name of Person Filing: Eastspring Investments (Singapore) Limited

(b)	Address of Principal Business Office or, if none, Residence: 10 Marina Boulevard #32-01, Marina Bay Financial Center Tower 2, Singapore 018983

(c)	Citizenship: Singapore

(d)	Title of Class of Securities: Common Stock Class

(e)	CUSIP Number: G45667105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Eastspring Investments (Singapore) Limited

(a) Amount beneficially owned: 5,221,900

(b) Percent of class: 8.67%

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 5,221,900

      (ii) Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 5,221,900

      (iv) Shared power to dispose or to direct the disposition of: 0

Eastspring Investments

(a) Amount beneficially owned:  3,232,200

(b) Percent of class:  5.36%

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 0

      (ii) Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 0

      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/8/2017

Eastspring Investments (Singapore) Limited

By:	/s/ Willie Tan

Name:	Willie Tan
Title:	Director - Compliance

Eastspring Investments (Luxembourg) SA on behalf of Eastspring Investments

By:	/s/ Henk Ruitenberg

Name:	Henk Ruitenberg
Title:	Executive Director Conducting Officer

By:	/s/ Christophe Becue

Name:	Christophe Becue

Title:	Conducting Officer Governance, Compliance & Risk Management

EXHIBIT INDEX

Ex.		Page No.

A.	Joint Filing Agreement	8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Common Stock of Hollysys Automation Technologies Ltd dated as of 31 December 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	2/8/2017

Eastspring Investments (Singapore) Limited

By:	/s/ Willie Tan

Name:	Willie Tan
Title:	Director - Compliance

Eastspring Investments (Luxembourg) SA on behalf of Eastspring Investments

By:	/s/ Henk Ruitenberg

Name:	Henk Ruitenberg
Title:	Executive Director Conducting Officer

By:	/s/ Christophe Becue

Name:	Christophe Becue

Title:	Conducting Officer Governance, Compliance & Risk Management